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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                        FOR THE MONTH OF NOVEMBER, 2000.



                                 CNH GLOBAL N.V.

                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                               WORLD TRADE CENTER
                               TOWER B, 10TH FLOOR
                                AMSTERDAM AIRPORT
                                 THE NETHERLANDS

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F    X     Form 40-F
                ------            -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes        No    X
         -----      -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______.)


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                                                                      [CNH LOGO]



                         NEWS RELEASE

                         For Immediate Release

                         MONFERINO APPOINTED CNH GLOBAL CEO,
                         ROSSO CONTINUES AS CHAIRMAN

            For more     Racine, Wisconsin (November 09, 2000) - CNH Global
information contact:     (N:CNH) said today that Paolo Monferino has been
                         appointed a member of the board of directors and chief
                         executive officer, in addition to his current position
William B. Masterson     of president. Jean-Pierre Rosso, who has been chairman
     01 262 636 5793     and chief executive officer of CNH since November 1999,
                         will continue as chairman of the company's board of directors and an executive officer of the company.


                         "Having worked side-by-side with Paolo since April, I am confident in his ability to take the additional responsibility of chief executive officer," said Jean-Pierre Rosso, chairman. "I will remain actively involved in the company, focusing my time and energy working with Paolo on strategic direction, and supporting him in his executive and operational role as we execute our integration plan."


                         Rosso, 60, had been chief executive officer of Case Corporation since 1994 and chairman since 1996, before being named to those same positions for CNH following the business merger of Case and New Holland. Monferino, 53, joined CNH in March 2000 as president and chief operating officer, and had served as executive vice president for New Holland.


                         "CNH is a global leader in the machinery industry, with strong market positions, product lines, brands and distribution networks," Monferino said. "Through the plans we now have in place, we will significantly strengthen our competitive position by leveraging our tremendous scale and scope on a global basis and deliver value for our customers and shareholders."


                         LECOMTE NAMED CFO, FRENCH RESIGNS

                         In addition, Michel Lecomte, 51, has been named chief financial officer and president, financial services, of CNH, replacing Ted R. French, who resigned.


                         "Ted was instrumental in Case's success as a public company and in the development of the integration plan for CNH," Rosso said. "He has


                         CNH Global N.V. Administrative Offices 700 State Street Racine, WI 53404 U.S.A. http://www.cnh.com.

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                         elected to pursue new challenges, and we are fortunate
                         to have Michel join our management team. His considerable international business experience, which includes financial services, will be an asset for the company."


                         Lecomte will also serve as chairman of CNH Capital. Following the resignation of Andrew E. Graves as president of CNH Capital, Lecomte is assuming the responsibilities of president on an interim basis, until a replacement for Graves is named.


                         MANAGEMENT BACKGROUND
                         Monferino has more than 15 years of experience in the agricultural and construction business beginning in the U.S. with Fiatallis, a joint venture between Fiat's construction equipment business and Allis Chalmers. In 1983, he was named chief executive officer of Fiatallis Latin American operations, based in Brazil, and was appointed chief operating officer of Fiatallis in 1985. In 1987, Monferino became chief operating officer of Fiatagri, the farm machinery division of the Fiat Group. Following the 1991 acquisition of Ford New Holland by Fiat Geotech and the creation of New Holland, Monferino was named executive vice president of the new company headquartered in London. He oversaw the integration of the Ford New Holland and Fiat Geotech businesses, with specific responsibility for strategy and business development, including product, marketing and industrial policies. From 1996 to 2000, he was executive vice president of the Fiat Group with responsibility for Fiat's Automotive Components and Industrial Diversified companies.


                         Monferino received his degree in Mechanical Engineering from the Polytechnic of Turin in 1971.


                         Lecomte joins CNH from Iveco, a sector of Fiat Group, where he served as chief financial officer since 1996. In this position, he was also chief executive officer of Transolver, Iveco's financial services business. From 1989 to 1996, Lecomte served as chief financial officer of France-based Framatome Group. He was also chief financial officer of CertainTeed Corporation in the U.S. from 1984 to 1989.


                         Lecomte received a business masters degree in 1971 from Hautes Etudes Commercials in France.


                         French, 45, has been president, financial services, and chief financial officer for CNH, since November 1999. He had been in a similar role with Case Corporation since 1992. French joined Case in 1989, as vice president corporate planning and development. Graves, 41, was named


                         . Page 2
                         to his position in November 1999, having been president of Case Capital since June 1998. He began with Case in 1994 as vice president, Latin America.


                         With strong global brands, CNH is a leader in the agricultural equipment, construction equipment and financial services industries and had combined 1999 revenues of approximately $11 billion. CNH sells its products in 160 markets through a network of more than 10,000 dealers and distributors. CNH products are sold under the following brands: Case, Case IH, Fermec, Fiatallis, Fiat-Hitachi, Link-Belt earth-moving equipment, New Holland, New Holland Construction, O&K and Steyr.


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                                   SIGNATURES

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                       CNH Global N.V.


                                       By:  /s/ Kevin J. Hallagan
                                            ---------------------------
                                            Kevin J. Hallagan
                                            Vice President, Associate General
                                            Counsel and Assistant Secretary



November 13, 2000